UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-30761

CALIFORNIA INFRASTRUCTURE AND ECONOMIC DEVELOPMENT BANK
SPECIAL PURPOSE TRUST SDG&E-1
(Issuer of the Certificates)

SDG&E FUNDING LLC
(Exact name of registrant as specified in its Certificate of Formation)

101Ash Street, Room 111, San Diego, California 92101
(619) 696-2328
(Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)

California Infrastructure and Economic Development Bank Special Purpose Trust SDG&E-1

Rate Reduction Certificates, Series 1997-1: Class A-1 5.97% Certificates; Class A-2 6.04%

Certificates; Class A-3 6.07% Certificates; Class A-4 6.15% Certificates; Class A-5 6.19%

Certificates; Class A-6 6.31% Certificates; Class A-7 6.37% Certificates (maturing serially from

1998 to 2007, and underlying SDG&E Funding LLC Notes of the same respective classes)

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☐	Rule 12h-3(b) (1) (i)	☒
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, SDG&E Funding LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SDG&E Funding LLC

Date: November 7, 2007	By:	/s/ VIRGINIA S. OLIVER
	Name:	Virginia S. Oliver
	Title:	Chief Financial Officer and Treasurer